United States securities and exchange commission logo





                            March 28, 2022

       Steve Jones
       Chief Financial Officer
       ScanSource, Inc.
       6 Logue Court
       Greenville , South Carolina 29615

                                                        Re: ScanSource, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            Filed August 24,
2021
                                                            File No. 000-26926

       Dear Mr. Jones:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Gross Profit, page 26

   1. You attribute the decrease in both segments to less favorable sales mix, and additionally for the Worldwide
Barcode, Networking & Security segment to lower vendor program. In the Form 10-Q for
period ended December 31, 2021, you refer to changes in gross profit primarily for higher
sales volume, sales mix and higher supplier sales incentives. Please describe in further
detail what each of these factors represent. In regard to sales mix, explain what it
consists of and underlying reasons for it, and in regard to higher sales volume, how this
contributed to gross profit after considering associated cost of goods sold. Refer to Section
III.B.4 of Release No. 33-8350 for an understanding of the analysis intended by Item 303 of
Regulation S-K. Also, quantify each factor cited pursuant
                                                        to section 501.04 of
the staff   s Codification of Financial Reporting Policies.
 Steve Jones
ScanSource, Inc.
March 28, 2022
Page 2
Non-GAAP Information
Return on Invested Capital, page 31

2. Please consider renaming this non-GAAP measure to include "adjusted" as both the numerator and denominator are adjusted from what appears is commonly used in calculating "return on invested capital."
Income Statement Non-GAAP Metrics, page 33

3. At the end of this section here and in the Form 10-Q for the period ended December 31,
         2021 it appears you present a non-GAAP income statement. This appears to not comply with the first bullet in Question 102.10 of staff's "Non-Gaap Financial Measures"
         Compliance and Disclosure Interpretations. Please advise.
Liquidity and Capital Resources, page 38

4. Please provide a more fulsome comparative analysis of the $65 million and $191 million decrease in cash provided by operating activities of continuing operations reported in the
         Form 10-K and Form 10-Q for the period ended December 31, 2021, respectively, so that investors may fully understand the reason for the decreases between periods. For example, explain the underlying reasons for the working capital items cited. Refer to Item
         303 of Regulation S-K, Release No. 33-10890 that emphasizes the need for analysis and the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for more specific guidance regarding the analysis of operating cash flows. Also refer to
         section 501.04 of the staff   s Codification of Financial Reporting
Releases regarding
         quantification of variance factors cited.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameSteve Jones                                Sincerely,
Comapany NameScanSource, Inc.
                                                             Division of
Corporation Finance
March 28, 2022 Page 2                                        Office of Trade &
Services
FirstName LastName